MAIL STOP 3261

								July 21, 2006

Robert L. McKean, President and CEO
2002 N.E. Martin Luther King, Jr. Blvd.
Portland, Oregon 97212

Re:      Albina Community Bancorp
      Form 1-A, filed June 19, 2006
      File No.:  24-10150

Dear Mr. McKean:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

General
1. We note the suspension of your reporting obligations under Section
15(d). Disclose whether on the first day of each fiscal year since the suspension of your reporting obligations you have had 300 or more shareholders. Provide us supplementally with the number of shareholders for the first day of each fiscal year.

Part I - Notification
Item 1. Significant Parties
2. It appears from the information on the company`s website and from disclosure on page 50 that Howard Shapiro, Sheryl Manning, and Graham
Bryce are directors of the company. Please add to the table of directors in Item 1(a).
3. Please provide the separate information for Item 1(d) and (e). The beneficial owners would appear to be different from the record owners. It would appear that the beneficial owners would be the control person(s) for each entity listed as a record owner. Also, revise to provide both the business and residential addresses in the table.
4. Provide the business and residential addresses for each individual listed in Item 1.

Item 4.  Jurisdictions in Which Securities are to be Offered
5. We note that you plan to rely upon exemptions from registration with the named states. Please identify the exemptions you plan to rely upon. We note that this offering will be a public offering under Regulation A. Please explain how the state exemptions are consistent with the Regulation A communications.

Item 5.  Unregistered Securities Issued or Sold Within One Year
6. Name the issuer, as required by Item 5(a)(1) of Form 1-A.
7. Please clarify whether there was a written compensatory benefit plan for the 75 shares of Class A common stock awarded to an employee. Also, state the names and identities of the persons to whom the securities were issued. See Item 5(a)(4).
8. We note the disclosure in Item 5(b). Revise to disclose the aggregate offering price and disclose the names and identities of the persons to whom the securities were issued. Also, provide the disclosure for Item 5(c) for the transactions in Item 5(b).

Part II. Offering Circular
General
9. Prior to the qualification of the offering circular, please inform the Commission whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD.

Offering Circular Cover Page
10. It appears that the actual maximum offering amount is $4,999,992, rather than $5 million. Please revise throughout the offering circular or advise.
11. The statement required by Item 253 of Regulation A should be on the cover page. Please revise.
12. Disclose the quotation system for shares of the company`s stock and the stock symbol.
13. Revise footnote one to state the maximum commission that may be received by Davidson & Co., in the event it sells the entire amount of the offering and clarify the proceeds that would be available to the issuer in that instance.
14. Please include in a footnote to the table the non-accountable expense allowance of $20,000.
15. Please remove the paragraph that states: "Neither the delivery of this offering circular nor any sale hereunder shall under any circumstances create an implication that there has been no change in the affairs of Albina Community Bancorp since the date hereof." Please note that Rule 253(e) of Regulation A of the Securities Act states: "An offering circular shall be revised during the course of an offering whenever the information it contains has become false or misleading in light of existing circumstances, material developments have occurred, or there has been a fundamental change in the information initially presented."

Table of Contents
16. Please include in the table of contents each of the key sections of the Offering Circular, including, but not necessarily limited to, the MD&A and transactions with management sections.

About Albina Community Bancorp and Albina Community Bank, page 2
17. Provide the basis for the statement that you have a "competitive advantage for attracting customers who not only value our broad range of competitive products and high level of customer service, but also desire the opportunity to contribute to the bank`s social impact mission through their banking business" or remove.
18. Clarify the period during which you suffered from low growth and nonperforming loans.

Risk Factors, page 3
19. Discuss the risk to the company and/or investors in risk factor two. It is unclear what the risk is that would result if the company raises less than the maximum amount in this offering.
20. Briefly discuss in risk factor eight the current status of the real estate market in the Portland, Oregon area. Also, discuss any known trends, events or uncertainties that have had, or that are reasonably expected to have, a material impact on the real estate market in the Portland area.
21. State in risk factor ten whether the company is aware of any circumstances that may have a material impact on the amount of money you will receive from federal grants in the future.
22. Please revise risk factor 12 to indicate, if true, that these deposits tend to be more interest rate sensitive and as a result, may move to another bank if the rates do not remain competitive.
Also,
clarify whether these deposits represent brokered deposits or government accounts.
23. Add a risk factor discussing the interest rate risk. Also add a risk factor discussing the default risk on loans.
24. We note the focus on adjustable rate loans. Please add a risk factor.

Terms of the Offering, page 7
25. In this section, disclose why your CEO and CFO are exempt from registration as broker-dealers. For example, if they are relying on the Rule 3a4-1 safe harbor, disclose how each individual meets each provision of the safe harbor.
26. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.
27. Clarify whether Mr. Bradshaw currently owns any shares of stock in the company.
28. Please provide a specific break-down of the expenses associated with this offering.
29. We note the disclosure on page 8 that the subscription is an irrevocable offer to purchase the number of shares covered by the subscription agreement. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.
30. Clarify in this section any limitations to the investors that may subscribe to the offering through Albina Community Bancorp.
31. Please explain the reference to less than 500 shareholders of record. It would appear that the company would need to have less than 300 shareholders to prevent the Section 15(d) reporting obligations to return. Since you appear to have had more than $10 million in assets each of the last three fiscal years, the 500 shareholders of record test would not appear to apply.
Dilution, page 11
32. Please revise your dilution table on page 12 to include the number of options outstanding at March 31, 2006 used in your dilution calculations.
33. Revise the increase in net tangible book value per share attributable to new investors at 100% and 25% of the maximum offering sold. The amounts in the table appear incorrect.
34. Revise footnote one to discuss the impact on the dilution if Davidson sells more than 70% of the total shares.
35. Unless the officers and directors have stated they will purchase a set amount and are obligated to purchase this amount, the statement that "we do not consider it a reasonable possibility that only 10% of the offered shares will be sold" should be removed.

Prices paid by Insiders in prior three years, page 12
36. Please consider adding to this section one amount showing the average per share contribution by insiders.

Use of Proceeds, page 14
37. Provide a detailed use of proceeds table showing the allocation of proceeds for each level of funds raised.
38. Explain what you mean when you state you intend to use proceeds
"to enhance the bank`s capital."
39. You have stated that $300,000 of the proceeds will be used for both "general corporate purposes" and "to lessen the immediate need for dividends from the bank to service our obligations related to the trust preferred securities." Please describe each separate use within each of the two categories and disclose the amount allocated to each separate use.
40. We note the statement that "if the maximum number of shares is sold in the offering and approximately $4.26 million is invested in the bank, we would have a capital base that would allow the bank`s total assets to increase by over $50 million." Clarify there is no guarantee the company will increase total assets by this amount and that this is only the statutory maximum increase in assets. Clarify that the allowed increase in total assets may be substantially less than this amount, depending upon the amount raised in this offering.
Clarify in similar disclosure throughout the offering circular.

Cautionary Note:  Forward-Looking Information, page 15
41. Please remove the following: "The forward-looking statements are made as of the date of this offering circular, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements." Please see Rule 253(e)
of Regulation A of the Securities Act.

Business, page 15
Albina Community Bank, page 16
42. Please include a more detailed discussion of your business and principal products and services. Also, discuss the business activities of the three subsidiaries other than the bank.
43. Explain the reference to the struggles in the first three years
of operations. It appears that operations commenced in December 1995. However, the problem with non-performing loans in 2003 appears to extend beyond the three years.
44. Add a risk factor discussing the recent high rate of non-performing loans and the possibility of this in the future.
45. Remove the reference to being "well positioned for significant growth and expansion."
46. Explain how the grants "subsidize more flexible underwriting standards and enable us to serve the underserved markets without compromising our profit strategy." Also, explain your "more flexible underwriting standards."
47. Explain the reference to "80% or less of the median income or
20%
or greater poverty rate."  This disclosure is unclear.
48. Name the bank that provides surcharge-free access to a national
ATM network and that allows deposits from commercial clients to be made at any of that bank`s branches. Discuss the cost to the bank of this service.
49. Explain the reference to an "off-balance sheet, rated investment product, coupled with a sweep product to maximize investable funds."

Market for Common Equity and Related Stockholder Matters, page 17
50. Please add the following statement: "The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions."
51. The table should reflect the high and low bid information for each quarter. Please revise the table accordingly.
52. Provide the number of holders of record for each class of common equity.

Selected Financial Information, page 19
53. Please revise your table to clearly distinguish audited data from unaudited data.

Market Area, page 21
54. Please provide additional detailed disclosure of the demographic profile and economic factors in your market area.

Competition, page 22
55. Provide the basis for the statement that you have a competitive advantage over traditional banks of any size due to your unique mission of community development.

Products and Services, page 24
56. In the second paragraph, disclose when the OEDD special grant will terminate and discuss the factors that will determine whether or not the grant is renewed. Also, discuss the grant`s impact on your revenues.

MD&A, page 26
57. Please revise your table to clearly distinguish audited data from unaudited data.

58. Please show us how you calculated the return on average equity for the year ended December 31, 2005. Based on the information presented in your table it appears your return on average equity is approximately 9.9%.
59. Discuss any known trends, events or uncertainties that have had or are reasonably likely to have a material impact on your short-term of long-term liquidity.
60. Add a discussion of the change in income taxes.
61. Discuss the increase in professional fees from 2003 to 2004.

Asset and Liability Management, page 32

62. Please revise your filing to include disclosure required by Item
VII of Industry Guide 3 for the period ended March 31, 2006 and fiscal years ended December 31, 2005 and 2004 or tell us why such information is not required.
63. We noted your interest sensitivity table presented on page 33. Please revise to elaborate on the usefulness of the information presented to an investor. Provide a discussion on interest rate risk and provide a sensitivity analysis showing how changes interest rates
(e.g. hypothetical change basis points) will impact interest income.
Finally, discuss how you will mitigate the risks related to interest rate sensitivity.
64. We note that you purchased Fed Funds at an increasingly high rate. Please discuss the reason management has chosen to invest the funds in this way and to the extent that this represents the fact that the company does not have sufficient loan demand, please discuss. Also, discuss the need to increase your capital when it appears your market may not have demand for additional borrowing.

Financial Condition, page 32
65. Please provide, or cross reference, a more detailed discussion of your liabilities, including, but not necessarily limited to, the principal terms of material agreements.

Investment Policy, page 35
66. Please expand your disclosure to provide a discussion of the significant components of your investment portfolio. Disclose what your investment strategy is when certain economic conditions persist
(e.g. low interest-rate environment or vice-versa) and its impact on your investment portfolio. Include in your discussion the impact that these economic conditions (e.g. the value of mortgage backed securities is inversely correlated to changes in market interest rates) may have on your results of operations (e.g. realized gains or losses and investment income) and liquidity (e.g. investment turnover and yields).

Loan Portfolio, page 37
67. We noted that commercial real estate, construction and consumer loans are increasing. We also noted that residential mortgage loans are decreasing. Please revise to discuss trends among your loan portfolio. For example, if the decreasing trend in residential mortgage loans is expected to continue, describe the circumstances supporting this trend and how this will impact your results of operations.

Loan Maturities and Interest Rate Sensitivities, page 38
68. Please revise your disclosure of loan maturities and interest rate sensitivities to include this data for the fiscal year ended
December 31, 2005, as required by Item III (B) of Industry Guide
3.

Changes in Interest Income and Expense, page 41
69. Please revise your disclosure of changes in interest income and expense to include a comparison between the fiscal years ended
December 31, 2004 and 2003, as required by Item I(C) of Industry
Guide 3.

Certificate of Deposit Maturities, page 42
70. Please revise your disclosure of certificate of deposit maturities for each period presented to include the appropriate maturity time periods (i.e. three months or less, over three through six months, over six through twelve months and over 12 months), as required by Item V(D) of Industry Guide 3.

Credit Risk Management and Allowance for Loan Losses, page 43
71. We will have additional comments on certain matters in this subsection. We are required to consult with your primary banking regulatory under Section 241 of the Gramm-Leach-Bliley Act prior to release.

Nonaccrual, Past Due and Restructured Loans, page 45
72. Please revise your disclosure to state separately (i) the gross
interest income that would have been recorded for the period ended March 31, 2006 if the loans had been current in accordance with the original terms and (ii) the amount of interest income on those loans
that was included in net income for the period ended March 31,
2006
as required by Instruction 2 to Item III(C)1 of Industry Guide 3.

Liquidity Management, page 46
73. Based on your disclosure on page 42, we note approximately $44 million of certificates of deposit will mature in 12 months or less whereas your total primary and secondary liquidity is approximately
$36 million. Please revise to discuss the historical and expected renewal rates of these certificates as well as any liquidity need that could arise from these certificates not being renewed as anticipated.
74. Please provide an enhanced analysis and explanation of the sources and uses of cash and material changes in the items underlying the major captions (i.e. operating, investing, and financing) reported in your statements of cash flows for all periods presented.

Management, page 49
75. For each employment position listed, disclose the beginning and ending dates. For example, provide the period during which Mr. Bradshaw was employed with the State of California Banking Department. Please provide the business experience for each individual for the past five years.

Compensation of Directors and Officers, page 52
76. Please explain why Mr. Schlotfeldt is not included in the executive compensation table.
77. Clarify whether you have entered into an employment agreement with Mr. Froman.

Transactions with Management, page 56
78. Disclose the amount of compensation Mr. Gilbert has received for acting as a real estate broker representing the bank, even if indirect - i.e. paid by the lessor or seller.

Stock Ownership of Management and Certain Security Holders, page
57
79. Identify in the footnote to the table all persons who share "beneficial ownership" as defined in Rule 13d-3, of the shares owned by non-natural persons. This includes all natural persons, who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, have or share voting power and/or investment power over the shares attributed to the non-natural persons. If any additional persons you name are not natural persons, name the natural persons who ultimately control that non-natural person. Note the guidance provided in Rule 13d-3 [and General Instruction C to Schedule 13D].
80. We note the columns for the amount and percent expected to be owned after the offering. Since there is no minimum, there is no guarantee that any funds will be received in this offering. Revise accordingly.

Description of Capital Stock, page 61
81. The statement that the current outstanding common shares are "fully paid and not assessable" is a legal conclusion that you are not qualified to make. Either attribute this statement to counsel and file counsel`s consent to be named in this section, or delete it.

Supervision and Regulation, page 63
82. Clarify whether you intend to acquire subsidiaries to become engaged in securities underwriting and dealing and insurance underwriting.

Notes to Financial Statements
General
83. Please update your notes to include activities for the interim periods presented. Please be sure to specifically address paragraph
12 of SFAS 123(R) in your accounting policy related to the change in your ESPP.

Note 1 - Organization and Summary of Significant Accounting
Policies
Investment in limited liability corporation, F-12
84. We note you invested in a limited liability company (LLC) formed for the purpose of owning a commercial building. Please provide us with a discussion detailing the purpose of making the investment, the other investors in the LLC, your percentage ownership and any other contractual arrangements you had with the LLC (e.g. loan guarantees, etc.). Also, revise your accounting policy to disclose the method used to account for this investment and your basis for selecting this method.

Stock-based compensation, F-13
85. Please revise your stock-based compensation policy to address your transition to SFAS 123(R). Specifically, identify the transition method used (e.g. prospective, modified prospective, or modified retrospective) and any other changes to your policy (e.g. fair value method used).

Note 17 - Stock-Based Compensation, F-35
86. Please revise to include the minimum disclosures required by paragraphs 64, A240 and A241 of SFAS 123(R).

Other Regulatory
87. Please note the updating requirements for your financial statements as set forth in Part F/S of the Form 1-A instructions.

88. Please provide a current dated consent of the independent accountants with your amended filing in accordance with Part III-Exhibits Item 2 (10) of the Form 1-A general instructions. Exhibits
89. Please file a validly executed placement agent agreement as exhibit 1.1.
90. We note that the subscription agreement indicates that the minimum subscription amount may be waived if authorized by the board of directors. Reconcile with the disclosure in the offering circular. Also, if such waiver or exception may be obtained, please disclose how this will be determined and implemented. We may have further comment.
91. File all instruments defining the rights of security holders. This would include any instruments relating to the preferred stock or class B common stock.
92. Please revise the legality opinion to clarify that counsel is opining upon Oregon law, including the statutory provisions, all applicable provisions of the Oregon Constitution and reported judicial decisions interpreting those laws.
93. Please file an updated legality opinion with each amendment.

Closing Comments

    As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing cleared, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated
authority, in declaring the filing cleared, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
being cleared as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Gordon Crim, Esq.
	503-221-0607
Albina Community Bancorp
July 21, 2006
Page 13